MagnaChip Semiconductor Corporation

c/o MagnaChip Semiconductor S.A.,

74, rue de Merl, L-2146 Luxembourg,

Grand Duchy of Luxembourg

October 15, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Brian Soares

Re:	MagnaChip Semiconductor Corporation

Registration Statement on Form S-4 (Registration No. 333-191372)

Ladies and Gentlemen:

On behalf of MagnaChip Semiconductor Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-191372) (the “Registration Statement”) of the Company be declared effective at 2:00 p.m., Eastern Daylight Time, on Friday, October 18, 2013, or as soon thereafter as practicable. The Company respectfully requests that you notify Micheal Reagan of such effectiveness by a telephone call to (650) 687-4147.

In connection with such request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature follows.]

Please contact Micheal Reagan of Jones Day at (650) 687-4147 or Stuart Ogg of Jones Day at (213) 243-2365 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

MAGNACHIP SEMICONDUCTOR CORPORATION

By:	/s/ John McFarland
	Name:	John McFarland
	Title:	Executive Vice President, General
Counsel & Secretary

cc:	Micheal J. Reagan

W. Stuart Ogg